Exhibit 21.1

SUBSIDIARIES OF CASUAL MALE RETAIL GROUP, INC.

Wholly-owned unless otherwise indicated

Subsidiary:	State of Incorporation:

CMRG Apparel, LLC (f/k/a Designs Apparel, Inc.)	Delaware
Casual Male Store, LLC (f/k/a Designs CMAL Store Inc.)	Delaware
Capture, LLC (a)	Virginia
Casual Male Retail Store, LLC (f/k/a Designs CMAL Retail Store Inc.)	Delaware
Casual Male Direct, LLC (f/k/a Designs CMAL TBD Inc.)	Delaware
Casual Male RBT, LLC	Delaware
Casual Male Jaredm LLC (b)	Delaware
Casual Male RBT (U.K.) (b)	Delaware
Casual Male Canada Inc.	Ontario, Canada
CMXL, LLC (f/k/a CMRG Apparel, LLC) (c)	Delaware
Thing Big Products LLC	Delaware
Canton PL Liquidating Corp. (f/k/a LP Innovations, Inc.)	Nevada

(a)	100% owned by Casual Male Store, LLC (a wholly-owned subsidiary of Casual Male Retail Group, Inc.)

(b)	100% owned by Casual Male RBT, LLC (a wholly owned subsidiary of Casual Male Retail Group, Inc.)

(c)	Subsidiary is currently inactive.